                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-45891

Pricing Supplement
(To Prospectus Supplement dated April 24, 1998
and Prospectus dated April 24, 1998)

                                  $75,000,000

                               THE TIMKEN COMPANY
                             6 3/4% NOTES DUE 2006
                            ------------------------
                   Interest payable February 21 and August 21
                            ------------------------
THE NOTES ARE PART OF OUR MEDIUM-TERM NOTES, SERIES A, DESCRIBED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS. THE NOTES WILL BEAR INTEREST FROM AND INCLUDING AUGUST 21, 2001, AT THE ANNUAL RATE OF 6 3/4%. INTEREST ON THE NOTES WILL BE PAYABLE ON FEBRUARY 21 AND AUGUST 21 OF EACH YEAR, COMMENCING FEBRUARY 21, 2002. THE NOTES WILL MATURE ON AUGUST 21, 2006. THE NOTES ARE NOT SUBJECT TO REDEMPTION AT OUR OPTION AND ARE NOT REDEEMABLE AT THE OPTION OF THE HOLDERS OF NOTES PRIOR TO MATURITY. WE WILL ISSUE THE NOTES ONLY IN DENOMINATIONS OF $1,000 OR ANY AMOUNT IN EXCESS OF $1,000 WHICH IS AN INTEGRAL MULTIPLE OF $1,000. WE DO NOT INTEND TO LIST THE NOTES ON ANY SECURITIES EXCHANGE. SEE "DESCRIPTION OF NOTES" IN THE PROSPECTUS SUPPLEMENT AND "DESCRIPTION OF SECURITIES" IN THE PROSPECTUS.

THE NOTES ARE BEING ISSUED IN AN AGGREGATE PRINCIPAL AMOUNT OF $75,000,000. HOWEVER, WE MAY IN THE FUTURE, WITHOUT THE CONSENT OF ANY HOLDER OF NOTES, "REOPEN" THIS ISSUE BY OFFERING NOTES WITH SUBSTANTIALLY THE SAME TERMS (OTHER THAN ISSUE DATE AND ISSUE PRICE) AS THOSE OF THE EXISTING NOTES.
                            ------------------------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                             UNDERWRITING
                                              PRICE TO      DISCOUNTS AND      PROCEEDS TO
                                               PUBLIC        COMMISSIONS         COMPANY
                                             -----------    --------------    -------------
Per Note...................................     100%            .500%            99.500%
Total......................................  $75,000,000       $375,000        $74,625,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the notes to purchasers on or about August 21, 2001 through the book-entry facilities of The Depository Trust Company.
                            ------------------------

                                 MORGAN STANLEY
August 16, 2001

     As used in this pricing supplement, "Timken," "we," "us" and "our" refer to The Timken Company, an Ohio Corporation, and its consolidated subsidiaries unless otherwise expressly stated.

     The information in this pricing supplement replaces any inconsistent information included in the accompanying prospectus and prospectus supplement. For example, the prospectus supplement states that payments of interest on fixed rates notes will be payable on each February 15 and August 15, whereas the notes described in this pricing supplement will pay interest on each February 21 and August 21.

                              RECENT DEVELOPMENTS

ADDITIONAL COST-SAVINGS ACTIONS

     In late April 2001, we announced a new manufacturing strategy, including an aggressive reduction in our costs and asset base. Central to this initiative is achieving $100 million in annual cost savings and providing a stronger foundation for growth. Since that announcement, we have stepped up implementation of the strategy which, as we previously reported, includes closing two plants, selling a third and eliminating 1,500 jobs.

     With the manufacturing sector of the economy still mired in recession, nine consecutive monthly declines in manufacturing output, we have announced additional actions to ward off the worst effects of a prolonged soft economy. As a result, we will be further reducing capital spending, delaying certain projects and scaling back others. There will also be a reduction in salaried employment. The reductions will affect some 300 salaried associates and will be concentrated in North America and Western Europe. The majority of affected associates will depart the company by the end of December.

     These salaried reductions will not result in additional charges against earnings beyond those announced last April. By accelerating the previously announced manufacturing strategy, we have lowered the cost of implementation enough to cover costs associated with these layoffs. These latest actions will reduce the rate of our 2002 sales and administrative expenses by more than 5 percent below that of the first half of 2001.

     At the same time, we are targeting initiatives that are key to our growth and that will continue to be implemented as planned. They range from new product introductions to e-business expansion to affiliations that will broaden the company's range of products and services.

EARNINGS ANNOUNCEMENT

     We recently reported decreased sales and profits for the second quarter and first half of 2001 due in part to continuing weakness in global automotive and industrial markets and the U.S. manufacturing recession. Our earnings were in line with the estimates we provided in an announcement in June 2001.

     In view of the market weakness in the second quarter, we have stepped up the strategic refocusing of our manufacturing operations, which should accelerate the previously announced closings of our bearing manufacturing facilities in Columbus, Ohio and Duston, England. In addition, borrowing was reduced by $20 million during the second quarter of 2001, and inventory was reduced by about $22 million during that period.

     Net sales in the second quarter of 2001 were $634.4 million, a decrease of about 8.5 percent from $693.3 million in the second quarter of 2000.

     We had restructuring and reorganization charges in the second quarters of both 2001 and 2000. Excluding these pretax charges, second quarter net income in 2001 was $1.6 million, or $0.03 per diluted share, compared with $24.7 million, or $0.40 per diluted share a year ago.

     Pretax restructuring and reorganization charges of $17.3 million taken in the second quarter of 2001 were on target with our initial estimates and these charges related primarily to the previously announced closing of our rail bearing manufacturing plant in Columbus, Ohio. The second quarter of 2000 included pretax restructuring and reorganization charges of $4.8 million. Including these charges, we reported a loss of $14.6 million, or a loss of $0.24 per diluted share for the second quarter of 2001 as compared to net income of $21.2 million, or $0.35 per

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diluted share a year ago. Net income in the second quarter of 2001 included a pretax amount of $2.5 million attributable to a reduction in the amounts accrued during the first quarter for pension and post-retirement benefits.

     For the first six months of 2001, sales fell 7.1 percent to $1.3 billion from $1.4 billion in the first half of 2000. The first half of 2001 included pretax restructuring and reorganization charges of $29.8 million, and the first half of 2000 included pretax restructuring charges of $21.6 million. Excluding these charges, net income for the first half of 2001 was $11.4 million, or $0.19 per diluted share, versus $50.8 million, or $0.83 per diluted share, a year ago. Including these charges, we reported a loss for the first six months of 2001 of $12.4 million or $0.21 per diluted share. This compares with net income of $37.3 million, or $0.61 per diluted share, for the first half of 2000.

                      Automotive Bearings Business Results

     The Automotive Bearings Business, which provides products for passenger cars, light and heavy trucks and trailers, reported net sales for the second quarter of 2001 of $195.0 million, a decrease of about 14.3 percent from last year's second quarter, but about equal to the first quarter of this year. Global automotive and truck production has fallen well below last year's levels. While seeing some improvement in production rates in the second quarter as compared to the first quarter in North America, demand for domestically produced vehicles in North America, Latin America and Europe remains weak.

     In the second quarter of 2001, reduced sales volume and the impact of exchange rates hurt automotive segment profitability as compared to last year. The second quarters of 2001 and 2000 included restructuring and reorganization charges of $0.3 million and $1.7 million, respectively. Before these charges and before interest and taxes, the Automotive Business recorded a profit of $0.1 million in the second quarter of 2001 compared with earnings of $13.1 million a year ago. After restructuring and reorganization charges, the business had a loss of $0.2 million versus earnings before interest and taxes (EBIT) of $11.4 million in last year's second quarter.

     For the first six months of 2001, Automotive Bearings' net sales fell 16.3 percent to $389.2 million from $465.1 million in the same period last year. First-half results included restructuring and reorganization charges of $0.7 million in 2001, and $1.8 million in 2000. Before these charges and before interest and taxes, the Automotive Business had a loss for the first half of 2001 of $1.5 million versus earnings of $29.7 million in the same period a year ago. Including the charges, the Automotive Business had a loss of $2.2 million before interest and taxes compared with earnings of $27.9 million a year ago.

                      Industrial Bearings Business Results

     In the second quarter, demand weakened in every sector served by the Industrial Bearings Business segment, except aerospace and markets in Central and Eastern Europe. The segment provides bearings and related products and services for industrial, rail, aerospace and super-precision markets and also includes all sales into emerging markets in Asia, Central and Eastern Europe.

     Industrial Bearings' net sales for the second quarter of 2001 were $221.9 million as compared to $238.5 million in the same period last year, a decrease of about 7 percent. Sales to North American original-equipment manufacturers remained weak in the second quarter, and poor demand in the industrial aftermarket diminished the segment's profitability. North American railcar build rates dropped sharply during the second quarter, also hurting the segment's profits. Aerospace and super precision sales increased, but some weakness has appeared in semiconductor markets. Increased demand for bearing products in Central and Eastern Europe partially offset weak demand in China and India. The second quarter of 2001 included $16.6 million in restructuring and reorganization charges primarily for pension costs associated with closing the Columbus rail bearing plant. Last year's second quarter included $2.9 million in restructuring and reorganization charges. EBIT and restructuring and reorganization charges were $10.1 million, down from $18.1 million in the second quarter of last year. Including restructuring charges, the Industrial Bearing Business had a loss of $6.5 million in the second quarter, versus earnings before interest and taxes of $15.2 million a year ago.

     For the first half of 2001, Industrial Bearings had net sales of $463.9 million compared to $471.3 million in the same period last year, about a 2 percent decline. Results for the first six months of 2001 and 2000 included

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restructuring and reorganization charges of $27.3 million and $6.3 million respectively. EBIT before these charges was $25.5 million for the first six months of 2001, down from $37.2 million in the first half of last year. Including restructuring charges, the segment had a loss of $1.8 million in the first half of this year compared to $30.9 million in earnings before interest and taxes in last year's first half.

                             Steel Business Results

     Steel's net sales for the second quarter of 2001, including inter-segment sales, fell about 8.6 percent to $254.5 million from $278.6 million a year ago. All steel markets were weak, except aerospace and oil country. There were steep declines in demand for automotive, bearing and tool steels. Imports have lowered market prices in the U.S. and negatively affected the steel business. In addition, the strong U.S. dollar has hurt steel business competitiveness in worldwide markets. In response to market conditions, the steel business reduced operating levels and inventories during the quarter, lowering EBIT performance, and reduced capital spending. Steel's second-quarter EBIT was $6.3 million, versus $16.7 million a year ago.

     For the first half of 2001, Steel's net sales were $522.2 million, down about 5 percent from $549.6 million a year ago. First-half results included restructuring and reorganization charges of $1.8 million in 2001 and $13.5 million in 2000. Excluding these charges, Steel's EBIT was $17.4 million in the first half of 2001, compared to $33.0 million a year ago. After the charges, Steel's EBIT was $15.6 million, versus $19.5 million for the first half of 2000.

DEBT RATING REVISION

     On July 27, 2001, Moody's Investors Service publicly announced that it had downgraded our long-term senior debt rating from A3 to Baa1 and revised its ratings outlook from stable to negative. Moody's affirmed our short-term debt rating. In its announcement, Moody's stated that its actions reflected its concerns regarding continued weakness in demand in our end markets due to the cyclicality of our business and the continuing impact of weaker economic conditions on our revenues, profitability and cash flow. In addition, on June 15, 2001, Standard & Poor's Rating Service publicly announced that it revised its outlook on us from stable to negative and affirmed all ratings on our debt. S&P's rating of our long-term senior debt remains A-. We believe that this downgrading of our long-term senior debt may result in higher borrowing costs and may negatively impact the prices of our publicly traded notes. We cannot provide any assurance that any rating agency will not change its ratings on our debt in the future.

S&P'S INDICES

     After the close of trading on August 6, 2001, S&P removed us from the S&P 500 Index and added us to the S&P SmallCap 600 GICS Industrial Machinery sub-industry group and the Machinery (Diversified) industry group.

LITIGATION DEVELOPMENT

     On May 22, 2001, eight current or former employees of Timken filed a lawsuit in the Court of Common Pleas, Stark County, Ohio, against us and fifteen current or former employees of Timken. The lawsuit was removed to the United States District Court, Northern District of Ohio, Eastern Division on June 20, 2001. The lawsuit alleges, among other things, sexual harassment and employment discrimination. The plaintiffs seek compensatory and punitive damages of approximately $95 million.

     We believe we have valid defenses to the plaintiffs' claims. The case is currently in the early stages of discovery. We will vigorously defend this suit.

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                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges. For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income (loss) before income taxes, extraordinary items, cumulative effects of accounting changes, amortization of capitalized interest and fixed charges excluding capitalized interest. "Fixed charges" consist of interest, both expensed and capitalized, and the portion of rentals deemed to represent an interest factor.

                                          SIX MONTHS
                                             ENDED
                                           JUNE 30,          FISCAL YEAR ENDED DECEMBER 31,
                                         -------------   ---------------------------------------
                                         2001    2000    2000    1999    1998     1997     1996
                                         -----   -----   -----   -----   -----   ------   ------
Ratio of earnings to fixed charges.....  0.80x   4.86x   2.94x   3.85x   6.30x   10.92x   11.10x

                                  UNDERWRITING

     We and Morgan Stanley & Co. Incorporated, as underwriter, have entered into a distribution agreement and terms agreement with respect to the notes. Subject to certain conditions, the underwriter has agreed to purchase the principal amount of notes set forth on the cover page of this pricing supplement.

     The obligations of the underwriter to pay for and accept delivery of the notes are subject to the approval of specific legal matters by its counsel and to certain other conditions. The underwriter is committed to take and pay for all of the notes if any are taken.

     The underwriter has advised us that it proposes initially to offer part of the notes directly to the public at the public offering price set forth on the cover page of this pricing supplement, and part to some dealers at a price which represents a concession not in excess of .250% of the principal amount of the notes. The underwriter may allow, and such dealers may reallow, a concession not in excess of .100% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriter.

     We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933.

     We do not intend to apply for listing of the notes on any securities exchange, but we have been advised by the underwriter that it currently intends to make a market in the notes, as permitted by applicable laws and regulations. The underwriter is not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the sole discretion of the underwriter. Accordingly, no assurance can be given as to the liquidity of any trading in the notes.

     In order to facilitate the offering of the notes, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriter may sell more notes than it is obligated to purchase in connection with the offering, creating a short position in the notes for its own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriter may bid for, and purchase, the notes in the open market. Finally, the underwriter may reclaim selling concessions allowed to a dealer for distributing the notes in the offering, if the underwriter repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriter is not required to engage in any of these activities and may end any of these activities at any time.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000 as set forth in their report, which is incorporated by reference in this pricing supplement and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                                 LEGAL MATTERS

     Jones, Day, Reavis & Pogue will pass upon certain legal matters for us and Sidley Austin Brown & Wood LLP will pass upon certain legal matters for the underwriter.

                           FORWARD-LOOKING STATEMENTS

     This pricing supplement and the accompanying prospectus supplement and prospectus and the information incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "will" or similar expressions. Actual results may differ materially from those projected or implied in such forward-looking statements due to a variety of important factors, such as:

     - changes in world economic conditions. This includes, but is not limited to, the potential instability of governments and legal systems in countries in which we conduct business and significant changes in currency valuations;

     - the effects of changes in customer demand on sales, product mix and prices. This includes the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market;

     - competitive factors, including changes in market penetration, the introduction of new products by existing and new competitors, and new technology that may impact the way our products are sold or distributed;

     - changes in operating costs. This includes the effect of changes in our manufacturing processes; unexpected costs related to our global restructuring program and manufacturing transformation; changes in costs associated with varying levels of operations; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; changes in the cost of labor and benefits; and the cost and availability of raw materials and energy;

     - the success of our operating plans, including our ability to achieve the benefits from our global restructuring as well as our ongoing continuous improvement and rationalization programs; our ability to integrate acquisitions into our operations; the ability of recently acquired companies to achieve satisfactory operating results; our ability to maintain appropriate relations with unions that represent company associates in specific locations in order to avoid disruptions of business and our ability to successfully implement our new organizational structure;

     - unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to product warranty and environmental issues; and

     - changes in worldwide financial markets to the extent they (1) affect our ability or costs to raise capital, (2) have an impact on the overall performance of our pension fund investments and (3) cause changes in the economy which affect customer demand.

We undertake no obligation to update such forward-looking statements.

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